March 30, 2005



Mail Stop 04-08

By U.S. Mail and facsimile to (609) 298-5321

Mr. Gary N. Pelehaty
President, CEO, and Director
Farnsworth Bancorp, Inc.
789 Farnsworth Avenue
Bordentown, NJ 08505

Re:	Farnsworth Bancorp, Inc.
	Form 10-K for the fiscal year ended September 30, 2005
	Filed December 29, 2004
	File Number: 000-24621


Dear Mr. Pelehaty:


      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB filed on December 29, 2004

Exhibit 13

Consolidated Statements of Financial Condition - page F-2

1. We note you classify retained earnings as substantially restricted. Additionally, footnote 2 on page F-8 states that at the time of your conversion, you established a liquidation account of $2,225,315 for the benefit of eligible account holders. Please supplementally explain to us the following:

* You state that the liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Please tell us the amount of qualifying deposits each eligible account holder must have in order to receive any proceeds in the event liquidation should occur;
* You state that as of September 30, 2004 and 2003, the balance in the liquidation account has not been determined. Please explain to us why you have not determined the liquidation account balance for all periods presented and also how you are therefore able to conclude that the amount of retained earnings for all periods presented is sufficient to cover your required liquidation liability to be paid to eligible account holders. Please refer to Item 4-08(e) of Regulation
S-X;
* If you are able to determine the balance for your liquidation account, please provide to us a rollforward of this account since establishment or tell us why this amount is not determinable;
* We note that you have paid 20% stock dividends in each of the last two years which, as a result have decreased your retained earnings.
Please include in your response to us the impact that these dividend payments have had, if any, on the ability for you to maintain the required balance in your liquidation account. Address how you determined you had an appropriate amount of unrestricted retained earnings available to effect the above stock dividends and how you determined whether these distributions were in accordance with statutory and regulatory guidance;
* Address how you determined the amount of dividends that the Bank could pay as of September 30, 2004 ($1,639,300), when you have not determined the balance in the liquidation account. The disclosures in footnote 2 would appear to indicate that you would have to have determined this amount in order to determine the amount of dividends that could be paid;
* How you are able to conclude that you have not had or currently have any unrecorded liabilities since the balance in the liquidation account has not been determined. Please include the guidance in paragraph 8 of SFAS No. 5 in your response to us.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz at (202) 824-5477 or me at
(202)942-
1783 if you have questions.


Sincerely,


John P. Nolan
Accounting Branch Chief

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Mr. Gary N. Pelehaty
Farnsworth Bancorp, Inc.
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